UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Amendment No. 2 to

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Name of Issuer)
                               OTC America, Inc.

                        (Title of Class of Securities)
                         $.0001 par value common stock

                                (CUSIP Number)
                                  671048106

                             Randy L. Phillips
                    1582 South Parker Road, Suite 203
                          Denver, Colorado 80231
                              (303) 755-6204
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)

                             September 22, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              SCHEDULE 13D
CUSIP No. 671048106

1)    Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons

      Randy L. Phillips

2)    Check the Appropriate Box if a Member of a Group*
      (a)____________________________________________________________
      (b)____________________________________________________________


(3)   SEC Use Only___________________________________________________


(4)   Source of Funds (See Instructions) PF/00


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


(6)   Citizenship or Place of Organization   USA


  Number of             (7)   Sole Voting Power 108,015,843
  Shares Bene-
  ficially              (8)   Shared Voting Power -0-
  Owned by
  Each Report-          (9)   Sole Dispositive Power 108,015,843
  ing Person
   With                (10)   Shared Dispositive Power -0-


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 108,015843

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______________________________________________________

(13)  Percent of Class Represented by Amount in Row (11) 72%


(14)  Type of Reporting Person (See Instructions)   IN

Item 1.  Security and Issuer.

     Common Stock, $.0001 par value (the "Common Stock"), of OTC America, Inc. ("OTCA") , 1582 South Parker Road, Suite 203, Denver, Colorado 80231.

Item 2.  Identity and Background.

     Randy L. Phillips's address is 1682 South Parker Road, Suite 203, Denver, Colorado 80231. He is the President of OTCA. Mr. Phillips has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Phillips has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Phillips is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     As previously reported on November 11, 1997, Mr. Phillips utilized personal funds of $150,000.00 to purchase 6,705,137 shares of Common Stock of OTCA. On September 22, 1998, OTCA authorized the issuance of 101,310,706 shares of Common Stock to Mr. Phillips in satisfaction of a $50,000 debt owed by OTCA to Mr. Phillips.

Item 4.  Purpose of Transaction.

     As previously reported on November 11, 1997, Mr. Phillips purchased the 6,705,137 shares of Common Stock with the intent to reorganize OTCA as a going concern. Mr. Phillips was appointed as the sole director and president of OTCA as part of that transaction. On September 22, 1998, OTCA authorized the issuance of 101,310,706 shares of Common Stock to Mr. Phillips in satisfaction of a $50,000 debt owed by OTCA to Mr. Phillips. OTCA plans to effect a one share for 100 share reverse stock split of OTCA's Common Stock on October 28, 1998. Except for the foregoing, Mr. Phillips does not have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (i) The acquisition by any person of additional securities of OTCA or the disposition of securities of OTCA;

    (ii) A sale or transfer of a material amount of assets of OTCA or any of its subsidiaries;

   (iii) Any other material change in OTCA's business or corporate structure;

    (iv) Changes in OTCA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of OTCA by any person;

    (v) Causing a class of securities of OTCA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

   (vi) A class of equity securities of OTCA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (vii)    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

    (a) Mr. Phillips beneficially owns 108,015,843 shares of Common Stock, which is 72% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

    (b) Mr. Phillips has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 108,015,843 shares of Common Stock he currently holds.

    (c) Other than as set forth herein, there have been no transactions in OTCA Common Stock effected by Mr. Phillips during the past 60 days.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Phillips.

    (e)     Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Phillips is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

    (a) Letter Agreement by and between Randy L. Phillips, Wathne Pierce & Associates, Inc. and L. Thomas Tarantelli dated October 30, 1997 (incorporated herein by reference from Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on November 24, 1997.)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 1998                            /s/ Randy L. Phillips
Date                                            Signature


                                     Randy L. Phillips, President
                                              Name/Title